CUSIP No. 02968P100

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

AMERICAN SOIL TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

02968P100

(CUSIP Number)

Carole Wright

UTEK Corporation

2109 E. Palm Avenue

Tampa, FL 33605

813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JANUARY 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02968P100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

UTEK CORPORATION 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

10,782,673*
8. Shared Voting Power

9. Sole Dispositive Power

10,782,673*
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,782,673*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

23.9%
14.	Type of Reporting Person (See Instructions)

CO

*	As of March 1, 2007, UTEK was the beneficial owner of 317,557 shares of common stock of American Soil Technologies, and was the beneficial owner of 4,275,000 shares of Series B convertible preferred stock of American Soil Technologies that automatically converts into common stock on March 14, 2007. The Series B shares will convert into that number of shares of common stock determined by dividing $2,250,000.00 by the closing bid price of the common stock on that date. For purposes of filing this Schedule 13D, we have estimated the number of shares of American Soil Technologies common stock beneficially owned by UTEK on January 14, 2007 by dividing $2,250,000.00 by the closing price for the stock on such date ($.215) (10,465,116 shares). All of such shares of common stock (10,782,673 shares) would constitute approximately 23.9% of the 45,050,716 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filing with the Commission by American Soil Technologies.

CUSIP No. 02968P100

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the “Common Stock”), of American Soil Technologies, Inc., a Nevada corporation (“American Soil Technologies”). The address of the principal executive offices of American Soil Technologies is 12224 Montague Street, Pacoima, California 91331.

Item 2.	Identity and Background

This statement on Schedule 13D (this “Statement”) is being filed by UTEK Corporation, a Delaware corporation (“UTEK”). UTEK is a publicly-held specialty finance company focused on technology transfers. UTEK’s services enable companies to acquire innovative technologies from universities and research laboratories worldwide. UTEK facilitates the identification and acquisition of external technologies for clients in exchange for their equity securities. In addition, UTEK offers companies the tools to search, analyze and manage university intellectual properties. UTEK is a business development company with operations in the United States, United Kingdom and Israel. UTEK’s principal business office is located at 2109 E. Palm Avenue, Tampa, Florida 33605.

To the best of UTEK’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of UTEK:

(1)name;

(2) business address;

(3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) citizenship.

During the last five years, neither UTEK nor, to the best of UTEK ‘s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 02968P100

Item 3.	Source and Amount of Funds or Other Consideration

On September 28, 2005, UTEK entered into a Strategic Alliance Agreement with American Soil Technologies, pursuant to which UTEK agreed to perform certain services for American Soil Technologies during the subsequent 12-month period, relating to the identification and acquisition of new technology, in consideration of a payment of 317,557 shares of the common stock of American Soil Technologies. Such shares are delivered in advance and earned ratably over the 12-month period.

On March 15, 2006, UTEK received 4,275,000 shares of Series B convertible preferred stock of American Soil Technologies in connection with the sale of its wholly-owned subsidiary, Advanced Fertilizer Technologies, Inc. (“AFT”), to American Soil Technologies. At the time of the sale, AFT held $300,000 in cash and technology licensed from Robinson Investment Trust. The 4,275,000 shares of Series B preferred stock are automatically convertible into $2,250,000.00 worth of common shares of American Soil Technologies on March 14, 2007. The Series B shares will convert into that number of shares of common stock determined by dividing $2,250,000.00 by the closing bid price of the common stock on that date.

UTEK has no present plans or proposals relating to American Soil Technologies which relate to or would result in:

(a)	The acquisition by any person of additional securities of American Soil Technologies;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving American Soil Technologies or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of American Soil Technologies or any of its subsidiaries;

(d)	Any change in the present board of directors or management of American Soil Technologies, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of American Soil Technologies;

(f)	Any other material change in American Soil Technologies’s business or corporate structure including but not limited to, if American Soil Technologies is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in American Soil Technologies’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of American Soil Technologies by any person;

(h)	Causing a class of securities of American Soil Technologies to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of American Soil Technologies becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 02968P100

UTEK intends to sell the shares of common stock it presently holds, and those into which it converts the preferred stock of American Soil Technologies in the future, as permitted under SEC Rule 144 and as market conditions permit.

Item 4.	Purpose of Transaction

See Item 3 above.

Item 5.	Interest in Securities of American Soil Technologies

As of March 1, 2007, UTEK was the beneficial owner of 317,557 shares of common stock of American Soil Technologies, and was the beneficial owner of 4,275,000 shares of Series B convertible preferred stock of American Soil Technologies that automatically converts into common stock on March 14, 2007. The Series B shares will convert into that number of shares of common stock determined by dividing $2,250,000.00 by the closing bid price of the common stock on that date. For purposes of filing this Schedule 13D, we have estimated the number of shares of American Soil Technologies common stock beneficially owned by UTEK on January 14, 2007 by dividing $2,250,000.00 by the closing price for the stock on such date ($.215) (10,465,116 shares). All of such shares of common stock (10,782,673 shares) would constitute approximately 23.9% of the 45,050,716 shares of common stock that would be outstanding after the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filing with the Commission by American Soil Technologies. UTEK has the sole power to vote and dispose of all of such shares.

In the past 60 days, there were no transactions in the shares of American Soil Technologies by UTEK or any of its officers or directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of American Soil Technologies

There are no contracts, arrangements, understandings or relationships (legal or otherwise), other than the terms of the Series B convertible preferred stock of American Soil Technologies held by UTEK, among the persons named in Item 2 and between such persons and any person with respect to any securities of American Soil Technologies, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are attached hereto as exhibits:

Exhibit No.:
7.1	Agreement and Plan of Acquisition, dated March 15, 2006, among Advanced Fertilizer Technologies, Inc., UTEK Corporation and American Soil Technologies, Inc.

7.2	Strategic Alliance Agreement between UTEK Corporation and American Soil Technologies, Inc., dated September 28, 2005.

CUSIP No. 02968P100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 8, 2007

/s/ Carole R. Wright
Signature

Carole R. Wright, Chief Financial Officer
Name/Title

CUSIP No. 02968P100

SCHEDULE I

NAME	WORK ADDRESS	OCCUPATION	CITIZENSHIP
Stuart Brooks, M.D.	University of South Florida 13201 Bruce B. Downs Blvd. Tampa, FL 33612	Professor of Medicine & Director of NIOSH Education & Research Center at USF	US

Arthur Chapnik	500 East 77th Street, #1826 New York, NY 10162	President, Harrison McJade & Co., Ltd.	US

Clifford M. Gross, Ph.D.	UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605	Chairman & Chief Executive Officer of UTEK	US

Kwabena Gyimah-Brempong	USF – Economics Dept. 4202 E. Fowler Avenue, BSN3403 Tampa, FL 33620	Chairman & Professor of Economics USF School of Business	US

Holly Callen Hamilton	Callen & Associates Financial Assoc. 7903 Wyoming Court Minneapolis, MN 55438	President, Callen & Associates Financial Services, Inc.	US

Rt. Hon. Francis Maude	25 Victoria Street London, SW1H 0DL United Kingdom	Member of Parliament and Chairman of the Conservative Party	United Kingdom

John J. Micek III, J.D.	300 Hamilton Avenue, 4th Floor Palo Alto, CA 94301	Managing Director, Silicon Prairie Partners, LP	US

Sam I. Reiber, J.D.	2109 E. Palm Avenue Tampa, FL 33605	Attorney at Law (VP and General Counsel for UTEK)	US

Keith A. Witter, J.D.	423 3rd Avenue SE Rochester, MN 55904	President, FFP Investment Advisors, Inc.	US